


The Ratings Process

Version 1.0

July 7, 2025


Introduction

Egan-Jones Ratings Company, Inc. ("Egan-Jones" or "EJR") is a credit rating agency established in 1995. Privately owned and operated without affiliation to any financial institution, Egan-Jones strives to deliver timely and accurate evaluations of credit quality.

Egan-Jones ratings and research are available via its website and other distribution platforms. EJR is committed to continuously refining its expertise in the analysis of credit quality and is dedicated to maintaining objective and credible opinions within the global financial marketplace.

Version: This is the original copy of this report. Content used to create this report is primarily sourced from EJR's current main rating methodology, Methodologies for Determining Credit Ratings (version 16), along with summary content within existing policies and procedures.

Rating Overview & Analytical Process

EJR follows standardized procedures for conducting its credit analysis. Key elements of EJR's ratings work are summarized here.

Credit Ratings

EJR issues credit ratings to provide its opinion on the relative credit quality of various issuers and obligations. In general terms, Egan-Jones ratings are opinions that reflect the creditworthiness of an issuer, a security, or an obligation. They are opinions based on an analysis of historical trends and forward-looking measurements that assess an issuer's ability and willingness to make payments on outstanding obligations (whether principal, interest, dividend, or distributions) with respect to the terms of an obligation.

EJR produces credit ratings through the following services:

1. Subscription: Ratings are generated using public information and provided to rating users through EJR's Subscription rating platform on our website at www.egan-jones.com. Subscription ratings are typically unsolicited.

2. Non-Subscription: Ratings are generated using information provided to EJR from a third party, often an investor or issuer, and are provided to users through privately distributed rating reports. Non-Subscription ratings are primarily Private Placement ratings. Non-Subscription ratings are solicited.

The Rating Process

Each rating is assigned to an analyst, who is responsible for reviewing the necessary information and following the relevant rating methodology to complete a rating review. Each rating has a second analyst as a reviewer who is responsible for checking the work of the assigned analyst.

EJR's ratings are determined by the Ratings Review and Policy Committee ("RRC"). The RRC is comprised of


seasoned rating analysts who are senior team members of the Ratings Group. The RRC reviews and determines all ratings, considering the analyst's recommendation.

The rating's analysis is conducted per the considerations outlined below regarding information, methodologies, and models.

Rating conclusions following the RRC review are updated to EJR's website for Subscription Ratings and emailed to the relevant client for Non-Subscription Ratings. This step includes the delivery of an updated Rating Report.

Information Sources

Adequate information must be available to reach a view on the creditworthiness of the issuer, entity, or transaction in question. This includes publicly available information on the issuer, such as company financial and operational statistics, reports filed with regulatory agencies, and industry and economic reports. In addition, the rating process may incorporate data and insight gathered by EJR. If the available information appears insufficient to form a rating opinion, EJR may decide not to assign or maintain a credit rating.

As part of the credit rating process for Non-Subscription ratings, EJR may conduct meetings with the issuer's senior management or related parties to gain a deeper understanding of the issuer's business, financing plans, and other factors that may be considered in the ratings analysis. These discussions may be supplemented with written responses and are informed by the analytical team's review of relevant documentation.

Subscription: The first step in the ratings process is to acquire information about the issuer and/or obligation. For publicly traded issuers, EJR uses financial information from publicly available and recognized reliable sources, including third-party data providers. EJR may also use the data provided from clients directly. EJR's model synthesizes the updated current information about the issuer with EJR's previously compiled data and produces an initial implied rating.

Non-Subscription: The credit analysis may include issuer participation, be based on publicly available information, and may be initiated by Egan-Jones, the Issuer, or an interested third party. EJR provides a private rating assignment and surveillance based on a client's request. Clients are responsible for providing the necessary financial data for EJR to perform the related rating analysis. The Ratings Group thereafter will produce a private rating report, in which a notification of a one-year rating validation period from the date of issuance of the rating is included unless specified otherwise.

Non-Public Information

EJR might obtain material non-public information during the process of assigning or reviewing ratings. EJR has strict policies for maintaining such information as confidential.

Treatment of Other Ratings

EJR may use ratings from other NRSROs where available. The ratings are subject to analytical judgement


and the application of any exceptions deemed appropriate by the RRC when evaluating the rating request.

Methodologies

EJR assigns ratings based on methodologies that are developed, updated, and approved in accordance with policies that govern methodology development and review, which includes approval by our Board of Directors. These methodologies cover various sectors and asset classes. These reports also identify key risk factors and various analytical considerations.

Methodologies are available on EJR's website at Egan-Jones Methodologies | Egan-Jones Ratings Company.

Any new or materially revised methodology must be approved by the Board of Directors and issued for a public consultation period, to allow market participants to provide feedback, prior to use. Public comments on proposed changes are reviewed before final adoption.

When a methodology is updated and includes material changes that impact ratings, EJR reviews potentially impacted ratings and discloses any changes, including their implications. Changes to ratings because of methodology changes, which would include related model changes, are applied prospectively to existing and future ratings, as relevant. All active methodologies are reviewed annually.

Rating users can comment on EJR's rating methodologies at any time by submitting questions or comments through our website.

For Non-Subscription Ratings, EJR analysts apply the same methodology, policies, and procedures as Subscription Ratings, but in the case of corporate ratings, often with a focus on EBITDA and cashflow measures rather than earnings. When assessing the credit rating, EJR will determine the most appropriate metrics, including credit industry ratios, loan-to-value, debt service coverage, and other measures.

Proprietary Models

EJR uses proprietary models to obtain preliminary assessments of issuer credit quality. EJR uses the same model but applies different credit ratios for its corporate, financial Institution, and insurance company ratings to assess the company's risk profile for all ratings. EJR generally uses models to generate ratio-implied ratings. From the ratio-implied rating level, EJR may conclude that the assigned rating is the same, higher, or lower after considering additional qualitative factors.

EJR uses the same model for both initial and surveillance ratings.

Qualitative and Quantitative Analysis

Ratings typically consider a mix of both qualitative and quantitative considerations. EJR analysts apply their best judgment, based on their expertise and experience, to arrive at a rating. Models alone, while very useful, cannot completely accurately capture current or projected credit quality.

EJR's ratings approach commonly generates ratio-implied ratings. This forms the core quantitative element of our analysis. EJR will consider ratio-implied ratings both in reviewing recent historical results


as well as EJR's projections, when utilized.

The ratio-implied ratings factor in expert qualitative judgments as to the likely future performance of an issuer, when considering projections, and reflect expert estimates based upon publicly available information and current market conditions and trends. EJR industry ratios, which are used to set the ratio-implied ratings, aim to adjust for the cyclicality and risk characteristics of particular industries.

Ratings consider qualitative factors beyond projections and in setting industry ratios. These considerations include, but are not limited to, business profile, risk management, idiosyncratic features, and economic factors.

Rating Review

The ratings, rating actions and rating modifiers are determined by the RRC.

Rating Reviews and Rating Review & Policy Committee (RRC)

Subscription: An analyst completes the periodic credit review and provides a rating recommendation which is then reviewed by the RRC before publishing. Each RRC member may select items for further discussion, debate, or analysis. At the conclusion of the discussion, the RRC votes. The RRC maintains minutes to record the identity of those attending the meeting, how each attendee voted. The Compliance Department ensures that subsequent amended ratings are, in fact, generated and published in a timely manner.

Non-Subscription: Ratings are generally reviewed by the RRC, before a rating action is formally taken. To conduct the rating review, the RRC member(s) provide their votes following a review of the credit.

A number of RRC members may be involved in a rating review. If three members vote, the majority vote will be used. If there is not a majority vote, the median vote of the RRC votes shall be used.

Attestation

The RRC members are requested to make attestations regarding compliance with EJR's Methodologies, expertise to review all credit ratings, and adherence to EJR's policies and procedures to ensure the independence of RRC members.

Issuer and Client Appeals

If an issuer or a client (subscriber, private placement client, or third-party client, as applicable) disagrees with an EJR rating, EJR requests that they provide written support for their objection including any relevant materials and such information will be shared with the RRC. Depending on the decision of the RRC, EJR might re-evaluate the rating in RRC and re-issue its rating report.


Initiating & Monitoring Ratings

Subscription Ratings

Initiating Ratings: The Ratings Group has discretion to choose to initiate new coverage on companies deemed by Egan-Jones or clients to be of interest or that appear in news reports and analyses, earnings releases, or other publicly available information. As described above, the firm uses an integrated model that compares the publicly available financial information for both initial and ongoing ratings analyses. The data used in the model are sourced from widely used data providers, which obtain their information from issuers. Since the data providers have been vetted by numerous users, EJR generally does not independently verify data from the data providers.

Monitoring Ratings: In general, EJR's credit analysts review and update ratings on a quarterly, semi-annual, or annual basis, generally triggered by earnings releases. Ratings for corporate, financial, and insurance issuers are updated on at least an annual basis upon availability of data. Ongoing monitoring of current news and events may trigger off-cycle reviews.

Non-Subscription Ratings

Non-Subscription ratings, which include private placements, are generally prepared for a restricted audience, where the rating, any supporting report, and knowledge of the rating, are circumscribed in accordance with the terms of the arrangement between EJR and the issuer or third party.

Feasibility: Before initiating a rating, EJR analysts conduct a feasibility analysis to determine whether the security to be rated is a non-NRSRO security or not. The analyst should determine whether the security is:

- a class of obligors, securities, or money market instruments that EJR has not previously rated and, if so, whether EJR has sufficient competency, access to necessary information, and resources to rate the type of obligor, security, or money market instrument.

- an "exotic" or "bespoke" type of obligor, security, or money market instrument and, if so, whether it is feasible for EJR to determine a credit rating. An analyst should consider, among other factors, whether there are material terms, structures or features that may not be addressed in a methodology or whether the issuer may be involved in a line of business which has not been rated before.

- considered a Sovereign, Municipal, or Structured Finance Obligation, and if so, utilize methodologies and disclosures that indicate the ratings as non-NRSRO, as EJR does not have a license from the SEC to issue ratings in these rating categories.

Indicative Assessments: EJR provides confidential, unmonitored, unpublished indicative assessments at its sole discretion. The indicative assessment generally includes a rating range, or an approximate rating based on the limited information provided, has a certain validation period (such as 30 days, etc.), and is not approved by the RRC. Documentation evidencing the delivery of indicative assessments shall be retained, as applicable. With these factors, indicative assessments are not considered to be full credit


ratings.

Initiating Ratings: EJR provides a non-subscription rating based on the client's request. The Ratings Group provides the initial private rating report following its approval by the RRC, in which a notification of a one-year rating validation period from the date of issuance of the rating is included unless specified otherwise. Ratings expire if not followed with surveillance ratings.

Non-Subscription ratings may be used for a variety of reasons including, but not limited to an issuer request for the purposes of issuing debt to a small number of investors who intend to use the rating as a rating opinion; a rating opinion requested by an investor, regulator, government, or other interested third party; analyze transaction party and/or counterparty credit exposure for Structured Finance ratings. The sharing of all knowledge, information and records regarding a Non-Subscription rating is limited in accordance with the terms of the arrangement with the issuer, investor, or third party who requested the rating and in adherence to EJR's policies and procedures.

After the rating approval, the rating report will be delivered to the client solely unless the client gives other delivery requests.

Monitoring Ratings: EJR reviews ratings annually, or more frequently if material changes occur. Ratings will be deemed to expire if not timely refreshed with proper surveillance ratings within one year. Clients are obligated to provide updated information to allow the necessary rating analysis to be performed and the private surveillance rating report to be produced.

It is the client's responsibility to provide adequate and appropriate data in a timely manner for EJR to produce the surveillance report. EJR is not obligated to perform surveillance analysis before receiving the required data from the client. In general, the Ratings Group follows up with clients regarding their surveillance needs. As a courtesy, EJR may remind clients about the data needed and warn them if adequate data is not provided or still needs to be received.

The analytical process for assigning a new rating is similar to the work executed in monitoring existing ratings. In surveillance, EJR will review amendments to the original documentation if there have been updates since the prior review. Updated information, which could, for example, include financial statements and covenant reports, is provided in surveillance reviews. In surveillance, EJR will seek updated information related to material changes incurred or potentially upcoming events. Rating surveillance occurs annually, or potentially earlier if material changes occur.

Withdrawing Coverage

When EJR decides to drop Subscription coverage of an issuer, it publishes a report indicating coverage has been dropped and, in most cases, the reasons for such. A withdrawn rating is normally indicated by the symbol "NR" (not rated). In some cases, obtaining financials for the issuer becomes impossible, and generating a report becomes difficult.

For both Subscription and Non-Subscription Ratings, in the case that surveillance is not needed (including circumstances in which the rated instrument has matured or otherwise been retired) or information required to permit EJR to perform rating analysis is not timely received such that a review of the credit


rating is not performed, the related credit rating(s) will be withdrawn.

However, in the case that EJR's withdrawal of a rating is a result of a review of the credit rating using EJR's rating procedures and methodologies, a rating report must be produced and sent to the related client.